ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

July 7, 2009

J. A. Zaid van Giffen
617-951-7679
617-235-9765 fax
zaid.vangiffen@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Christina DiAngelo

Re: Baillie Gifford Funds (Registration No. 811- 10145) — Responses to Comments Regarding Shareholder Report on Form N-CSR

Dear Ms. DiAngelo:

On March 12, 2009, the Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed its annual report to shareholders on Form N-CSR (the “Annual Report”).  On April 30, 2009, the Trust filed Post-Effective Amendment No. 10, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On August 5, 2008, as amended on August 29, 2008, the Trust filed its annual report of proxy voting record of the Trust on Form N-PX (the “N-PX”).  On May 12, 2009, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the N-PX, the Annual Report and the Amendment.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.                                       Comment:  For the Trust’s N-PX filing, please explain why the amended filing was made.  For future amendments, please include a cover sheet or other correspondence to explain the purpose of any amendment.

Response:  The Trust has informed us that the original Form N-PX filing on August 5, 2008 included the entire proxy voting record for all of the series of the Trust (each, a “Fund” and together, the “Funds”), but was inadvertently submitted using the EDGAR series and class identifiers assigned to only one Fund, the Emerging Markets Fund.  The amended filing on August 29, 2008 was made to reflect the EDGAR series and class identifiers assigned to the other two Funds under the Trust, the EAFE Fund and the International Equity Fund.  We note that the amended filing was submitted to the SEC prior to the deadline for N-PX filings.  The Trust confirms that the requested correspondence will be included for future amended filings.

2.                                       Comment:  Item 2(f) of the Form N-CSR requires a registrant to either (1) file a copy of the code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to its annual report on the Form N-CSR, (2) post the text of such code of ethics on its Internet website and disclose, in its most recent report on the Form N-CSR, its Internet address and the fact that it has posted such code of ethics on its Internet website, or (3) undertake in its most recent report on the Form N-CSR to provide to any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made.  Please confirm which option the Trust has elected to pursue and reflect such approach in future N-CSR filings.

Response:  A copy of the code of ethics, which should have been attached as an exhibit to the N-CSR filing, was inadvertently omitted from the filing.  The code of ethics has consistently been included as an attachment in each annual report filing by the Trust on Form N-CSR since that Form was adopted and the Trust confirms that it intends to do the same for future filings.

3.                                       Comment:  In future shareholder reports, where a graphical chart is not reproduced in the EDGAR filing, please include a description of the chart or plot points for the graphic.

Response:  The requested change will be reflected in future shareholder reports for the Funds.

4.                                       Comment:  In future shareholder reports, please clarify which class is referenced when Fund returns are quoted in the management discussion of Fund performance.

Response:  For the International Equity Fund and the EAFE Fund performance returns, the returns of Class 2 are reported.  For the Emerging Markets Fund, the returns of Class III are reported.  In all of these instances, the returns shown are those for the longest currently active share class of the respective Fund.  The Trust has confirmed that the share classes will be identified in future shareholder reports for the Funds.

5.                                       Comment:  In the Annual Report, please clarify why the annual return for the Emerging Markets Fund on page 7 is listed as -55.63% while the return listed in the table on page 8 is -56.41%.

Response:  The figure of -55.63% on page 7 is a typographical error and should also be shown as -56.41% as detailed in the table on page 8.

6.                                       Comment:  In future shareholder reports, please use $1,000 as the hypothetical investment amount for future hypothetical expense examples for the Funds.

Response:  The requested change will be reflected in future shareholder reports for the Funds.

7.                                       Comment:  The Statement of Changes in Net Assets table in the Financial Statement for the Emerging Markets Fund lists return of capital distributions for the year ended December 31, 2008.  Please confirm whether the Fund delivered a notice to shareholders reflecting this return of capital, in accordance with the requirements of Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder.

Response:  In its statements to shareholders disclosing the components of the above-referenced distributions by the Emerging Markets Fund, the Fund did not reflect any return of capital.  This is because, as a matter of book-basis accounting, the Fund’s distributions in question consisted entirely of a combination of net income and capital gains, and did not include a return of capital.

The return of capital distributions reported in the Emerging Markets Fund’s Statement of Changes in Net Assets resulted from reclassifications under Generally Accepted Accounting Principles (“GAAP”) that serve to report the Fund’s components of capital on a tax basis, which is believed to be more informative to the shareholder.  The Fund invests in a number of instruments that carry with them temporary and permanent book/tax differences such as PFIC’s, foreign currency and foreign currency contracts.  These book/tax differences cannot be finalized until the Fund’s books are closed at the end of its fiscal year.  It was not until the Fund’s administrator finalized its tax provision work papers for purposes of preparing its annual financial statements, that the book/tax reclassifications were made under GAAP that created a return of capital.

8.                                       Comment:  The Servicing fee payable and Management fee payable for the Baillie Gifford International Equity Fund as reflected in the Statement of Assets and Liabilities account for a large percentage of liabilities as of December 31, 2008.  Please confirm whether and when these payables were settled and provide additional information on the procedures employed by the Funds for settling payables owed to the Funds’ investment adviser.

Response:  Related party transactions, such as payment of the management fee and the service charge to Baillie Gifford Overseas Ltd (the Funds’ investment adviser, “Baillie Gifford”) and, as agreed, any expense waivers that Baillie Gifford agrees to put in place from time to time, are generally settled on a quarterly basis.  However, under certain circumstances, such as where there is an expense waiver in place, the payments may be delayed to ensure that Baillie Gifford always remained a net creditor of the Fund.

The International Equity Fund had in place a non-contractual expense waiver from inception to March 31, 2009.  The settlement of the management fee and service charges due to Baillie Gifford for Q3 and Q4 2008 were delayed until the precise waiver and reimbursement amounts were calculated under this expense waiver arrangement.  Settlement of these related party transactions was then made on January 29, 2009, and the Fund did not pay any interest or financing charge on payables that remained outstanding through that date.

9.                                       Comment:  In connection with the disclosure in Note A to the Financial Statement (page 43), please clarify why a payable was not recorded for Indian capital gains taxes.

Response: As of the close of the Emerging Markets Fund’s fiscal year on December 31, 2008, the Fund’s net unrealized position in Indian stocks totalled approximately $2.3 million of net depreciation.  Therefore, the Fund would not be required under Generally Accepted Accounting Principles to accrue deferred Indian Capital Gains tax.

10.                                 Comment:  Please clarify why the following expense numbers as reflected in the Financial Highlights of the Annual Report differ from the total net operating expense values listed in the Amendment:
International Equity Fund — Class 2:  0.94% (ratio of net expenses to average net assets, before waiver from Financial Highlights) and 0.87% (total net operating expenses)
EAFE Fund — Class 3:  0.67% (ratio of net expenses to average net assets from Financial Highlights) and 0.68% (total net operating expenses)
Emerging Markets Fund — Class III:  0.87% (ratio of net expenses to average net assets from Financial Highlights) and 0.90% (total net operating expenses).

Response:  For purposes of presenting financial highlights in the Fund’s financial statements included in its 2008 annual report, management of the Fund is required to show a single gross expense ratio for the each class of shares for its entire period of existence and to further annualize that figure.  The International Equity and EAFE Funds each had two active share classes during their initial fiscal period ending December 31, 2008.  However, both Funds only had a single share class active for their entire initial period of existence with the second class becoming active in the months subsequent to inception.  In addition, because all of the Funds have a small number of investors, capital share transactions, such as subscriptions and redemptions, tend to be significant relative to the Funds’ total assets, introducing variations in the expense ratio between share classes that, over time, are not expected to persist.

In preparing the update to the Funds’ Private Placement Memorandum, the expense ratios for the various share classes reflect the differential in the expense structures of the classes.  Accordingly, management adjusted the annualized expense ratio of the class with the highest expense ratio, by subtracting the service charge differential, to arrive at the reported expense ratio for the other share classes. This figure is believed by the Funds’ management to be more informative to potential shareholders and more reflective of the expenses that they could be expected to bear on a prospective basis.

While the Funds’ management believes this is a fair and reasonable approach that provides the shareholders with a clear and accurate summary of expenses that investors in the Fund are expected to incur, the Trust has confirmed that, going forward, it will ensure that the expense ratios for each class conform to the audited financial highlights.  To the extent a similar situation might develop in the future, the Funds’ Private Placement Memorandum would include a footnote clarifying to shareholders why the differences in the expense ratios for the classes may be more or less than the service charge differential in particular instances and would provide the revised numbers in such footnote by way of clarification and explanation.

*      *      *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-951-7679 if you have any questions or require additional information.

Sincerely,

/s/ J A ZAID VAN GIFFEN

J.A. Zaid van Giffen